                                                                  Exhibit 20.1


ADDITIONAL INFORMATION:


Doug Draper
937/495-3319




October 20, 1999


            MEAD REPORTS QUARTERLY NET EARNINGS OF 48 CENTS PER SHARE

                          Third Quarter 1999 Highlights

- Mead had net earnings of 48 cents per share in the third quarter of 1999 versus 34 cents per share for the same period in 1998.

- Excluding the impact of special items, Mead reported third quarter 1999 earnings of 46 cents per share compared to 47 cents per share for the same period in 1998.

- Third quarter 1999 sales were $982 million, down from $1.01 billion in the third quarter of 1998. The sales decline was primarily the result of lower selling prices for most of Mead Paper division's products and lower prices and volume for School and Office Products.


-------------------------------------------------------------------------------------------------
                                               (In millions, except for per share amounts)
                                              Third Qtr Ended               Three Qtrs Ended
                                           Oct 3         Sept 27          Oct 3          Sept 27
-------------------------------------------------------------------------------------------------
                                            1999           1998            1999            1998
Net Sales                                  $982.2        $1,009.3        $2,850.2        $2,899.2
Net Earnings                               $ 50.8        $   35.4        $  118.5        $   81.2
Net Earnings Per Share
 (Diluted)                                 $ 0.48        $   0.34        $   1.13        $    .77
Earnings Excluding
   Special Items                           $ 49.1        $   49.4        $  126.8        $  146.1
EPS (Diluted) Excluding
   Special Items                           $ 0.46        $   0.47        $   1.20        $   1.39

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



Mead Reports Third Quarter 1999 Results (page 2)


DAYTON, Ohio. October 20, 1999 -- The Mead Corporation today announced third quarter 1999 net earnings of $50.8 million or 48 cents per share, up from $35.4 million or 34 cents per share in the same period in 1998. Excluding the impact of special items, earnings were $49.1 million or 46 cents per share for the third quarter of 1999 compared to $49.4 million or 47 cents per share for the same period in 1998. Net sales in the third quarter of 1999 were $982 million compared to $1.01 billion in the same period in 1998, primarily due to lower selling prices for most of Mead Paper division's products and lower prices and lower volume for School and Office Products.

         The special items were related to an organizational change and workforce reduction program announced in 1998. In the third quarter of 1998, Mead recorded a pretax charge of $22 million, or 13 cents per share, for that program. Further refinement of the program resulted in a reduction in amounts previously accrued, increasing third quarter 1999 earnings by $2.7 million (pretax) or 2 cents per share.

         "In the third quarter, coated paper prices declined, impacting our largest segment. However, as the fourth quarter begins, we anticipate some price improvement," said Jerry Tatar, Mead chairman, president and chief executive officer. "When combined with ongoing productivity efforts and continued market improvement in other segments, we are becoming more optimistic."

         Tatar added, "We continue to look for opportunities to grow our company and enhance shareowner value. Our recent strategic moves included acquiring a specialty paper mill in England and announcing plans to sell Mead's share of Northwood Inc. (a Canadian pulp and solid wood products manufacturer) and to acquire the AT-A-GLANCE group and its popular line of time-management products. Through these changes, we have gained a specialty manufacturing presence in Europe, and we will be able to redirect assets from a non-core business and add new products and distribution channels for the Mead School and Office Products division."


Paper

         Shipments of coated paper increased in the third quarter of 1999 compared to a year ago, but prices remained below prior-year levels and resulted in lower sales and earnings for the Paper segment. Excluding special items, earnings in the third quarter of 1999 were $42.2 million, down from $55.6 million for the prior-year quarter. With special items included, earnings were $43.7 million and $45.7 million in the third quarter of 1999 and 1998, respectively.

         Sales for the Paper segment were $447 million in the third quarter of 1999 compared to $452 million in the same period in 1998. The segment's continued strong operating performance and higher sales volume partially offset reduced pricing.

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



Mead Reports Third Quarter 1999 Results (page 3)

         During the third quarter of 1999, no additional charges were recorded for the previously announced plans to shutdown four uncoated paper machines at Mead Paper's Maine operations. In the second quarter of 1999, Mead took pretax charges of $15.6 million related to this action. Mead expects to take additional charges in the fourth quarter of 1999. When combined, the total for these pretax charges will be within Mead's previous estimate of $25 million for the shutdowns.

         In August, Mead Specialty Paper acquired Devon Valley Industries, a specialty paper mill in southwest England. In September, Mead Paper started up a coated paper machine at its Maine operations that had been idled for about one year.


Packaging and Paperboard

         The Packaging and Paperboard segment's third quarter of 1999 earnings (excluding special items) declined to $41.4 million from $46.7 million in the same period in 1998. With special items included, the segment had earnings of $42.2 million in the third quarter of 1999 and $39.6 million for the same period a year ago. Sales in the third quarter of 1999 were slightly higher at $389 million versus $388 million for that quarter the prior year.

         Increased sales in the Mead Containerboard division were offset by a sales decline in the Coated Board System, including beverage packaging. The segment's lower earnings (excluding special items) resulted from its higher operating costs and the impact of lower volume for the Coated Board System.

         As previously announced, the Mead Coated Board division took normal maintenance downtime during the third quarter and an additional 20,000 tons of market downtime at its Mahrt mill in Alabama. The Mead Containerboard division made progress in resolving operational difficulties at its Stevenson, Alabama mill and additional improvement is expected.


School and Office Products

         Sales and earnings for the School and Office Products segment were below prior-year levels in the third quarter of 1999 due to lower sales volume and prices. Excluding special items, School and Office Products had earnings of $9.1 million in the third quarter of 1999 versus $13.1 million a year ago. Third quarter earnings, with special items included, were $9.2 million in 1999 and $9.0 million in 1998. Sales were $146 million in the third quarter of 1999, down from $170 million in the prior-year third quarter.





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



Mead Reports Third Quarter 1999 Results (page 4)

         Recently, the Mead School and Office Products division announced plans to acquire the AT-A-GLANCE Group, a leading producer and marketer of dated and time management products. The division also signed new licensing agreements with Nike, Inc. and M&M's/MARS to manufacture school and office products that feature their appealing consumer brands. Securing access to these brands is part of the division's efforts to improve sales and earnings in 2000 and beyond.


Investees

         Mead's share of investees' earnings was $16.0 million in the third quarter of 1999, up from $2.8 million for the same period in 1998. Most of these earnings came from the company's primary investees, Northwood Inc. and Northwood Panelboard Company, which had improved results primarily on the strength of higher prices for wood products. As mentioned earlier, Mead is divesting its share of Northwood Inc., with the transaction expected to close in late 1999. Mead's share of Northwood Inc.'s earnings was $11.3 million in the third quarter of 1999 versus a loss of $1.4 million in the same period in 1998.


Other

         Mead did not repurchase any shares during the third quarter, but the company expects to complete its current 10 million share repurchase authorization by year-end. To date, the total number of shares acquired under this program is 9.8 million.

         The Mead Corporation, headquartered in Dayton, Ohio, is one of the world's leading paper and forest products companies.

         Certain statements in this news release are forward-looking statements. These statements include risks and uncertainties. Actual results may differ. Certain factors that could cause actual results to differ are described in the company's annual report on Form 10-K for the year ended December 31, 1998 and in quarterly reports on Form 10-Q and 8-K filed in 1999.





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



Mead Reports Third Quarter 1999 Results (page 5)


                             STATEMENTS OF EARNINGS
           (All dollar amounts in millions, except per share amounts)

                                                            Third Qtr Ended           Three Qtrs Ended
                                                           --------------------     ---------------------
                                                          Oct. 3,     Sept. 27,      Oct. 3,    Sept. 27,
                                                             1999          1998         1999         1998
                                                             ----          ----         ----         ----
Net sales                                                  $982.2      $1,009.3     $2,850.2     $2,899.2
Cost of products sold                                       808.1         811.7      2,336.3      2,326.1
                                                           ------      --------     --------     --------
   Gross profit                                             174.1         197.6        513.9        573.1
Selling and administrative expenses                          94.0         120.9        301.8        318.5
                                                           ------      --------     --------     --------
   Earnings from operations                                  80.1          76.7        212.1        254.6
Other revenues (expenses)                                     (.1)          (.5)         8.7          3.7
Interest and debt expense                                   (25.6)        (27.1)       (77.4)       (82.5)
                                                           ------      --------     --------     --------
   Earnings from continuing operations
     before income taxes                                     54.4          49.1        143.4        175.8
Income taxes                                                 19.6          16.5         51.7         65.9
                                                           ------      --------     --------     --------
   Earnings from continuing operations
     before equity in net earnings
     (loss) of investees                                     34.8          32.6         91.7        109.9
Equity in net earnings (loss) of investees                   16.0           2.8         26.8          (.7)
                                                           ------      --------     --------     --------
   Earnings from continuing operations                       50.8          35.4        118.5        109.2
Discontinued operations                                                                             (28.0)
                                                           ------      --------     --------     --------

   Net earnings                                            $ 50.8      $   35.4     $  118.5     $   81.2
                                                           ======      ========     ========     ========

Per common share - basic:
Earnings from continuing operations                        $  .50      $    .34     $   1.16     $   1.05
Discontinued operations                                                                              (.27)
                                                           ------      --------     --------     --------
   Net earnings                                            $  .50      $    .34     $   1.16     $    .78
                                                           ======      =========    ========     ========

Per common share - diluted:
Earnings from continuing operations                        $  .48      $    .34     $   1.13     $   1.04
Discontinued operations                                                                              (.27)
                                                           ------      --------     --------     --------
   Net earnings                                            $  .48      $    .34     $   1.13     $    .77
                                                           ======      ========     ========     ========

Cash dividends per common share                            $  .16      $    .16     $    .48     $    .48
                                                           ======      ========     ========     ========

Average common shares outstanding
   (millions) - basic                                       102.6         103.3        102.2        103.7
                                                           ======      ========     ========     ========

Average common shares outstanding
   (millions) - diluted                                     105.4         104.5        104.9        105.4
                                                           ======      ========     ========     ========





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



Mead Reports Third Quarter 1999 Results (page 6)


                                 BALANCE SHEETS
                        (All dollar amounts in millions)

                                                                                        Oct 3,      Sept 27,
                                                                                          1999          1998
                                                                                          ----          ----
CURRENT ASSETS:
Cash and cash equivalents                                                             $  139.0      $   38.2
Accounts receivable                                                                      515.6         520.3
Inventories                                                                              438.5         454.4
Other current assets                                                                      86.0          94.0
                                                                                      --------      --------
   Total current assets                                                                1,179.1       1,106.9

INVESTMENTS AND OTHER ASSETS:
Investees                                                                                146.3         131.7
Other assets                                                                             595.4         509.0
                                                                                      --------      --------
                                                                                         741.7         640.7

Property, plant and equipment - net                                                    3,303.1       3,354.3

Net assets of discontinued operations                                                                   15.5
                                                                                      --------      --------

   Total assets                                                                       $5,223.9      $5,117.4
                                                                                      ========      ========

CURRENT LIABILITIES:
Accounts payable                                                                      $  260.3      $  238.8
Accrued liabilities                                                                      390.8         399.5
Current maturities of long-term debt                                                      35.1           6.7
                                                                                      --------      --------
  Total current liabilities                                                              686.2         645.0

Long-term debt                                                                         1,333.2       1,364.8

Commitments and contingent liabilities

Deferred items                                                                           864.2         844.9

SHAREOWNERS' EQUITY:
Common shares                                                                            153.1         153.2
Additional paid-in capital                                                               117.8          65.1
Retained earnings                                                                      2,112.6       2,084.0
Other comprehensive loss                                                                 (43.2)        (39.6)
                                                                                      --------      --------
                                                                                       2,340.3       2,262.7

   Total liabilities and shareowners' equity                                          $5,223.9      $5,117.4
                                                                                      ========      ========



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



Mead Reports Third Quarter 1999 Results (page 7)



                     SALES AND EARNINGS SEGMENT INFORMATION
                        (All dollar amounts in millions)


                                                                Third Qtr Ended           Three Qtrs Ended
                                                             ---------------------     ---------------------
                                                             Oct 3,       Sept 27,       Oct 3,     Sept 27,
                                                               1999           1998         1999         1998
                                                               ----           ----         ----         ----
Industry Segment Sales
to Unaffiliated Customers:
Paper                                                         $447.3      $  451.5     $1,335.0     $1,330.6
Packaging and Paperboard                                       389.1         388.0      1,140.5      1,139.4
School and Office Products                                     145.8         169.8        374.7        429.2
                                                              ------      --------     --------     --------

TOTAL NET SALES                                               $982.2      $1,009.3     $2,850.2     $2,899.2
                                                              ======      ========     ========     ========


                                                                Third Qtr Ended           Three Qtrs Ended
                                                              --------------------       -------------------
                                                              Oct 3,      Sept 27,       Oct 3,     Sept 27,
                                                                1999          1998         1999         1998
                                                                ----          ----         ----         ----
Industry Segment Earnings from Continuing
Operations before Income Taxes:
Paper                                                           43.7          45.7        105.0        152.4
Packaging and Paperboard                                        42.2          39.6        126.1        106.8
School and Office Products                                       9.2           9.0         33.0         47.3
                                                               -----         -----       ------       ------

                                                                95.1          94.3        264.1        306.5

Other revenues - corporate                                       1.3            .6         10.6          5.1
General corporate expenses                                     (16.4)        (18.7)       (53.9)       (53.3)
Interest and debt expense                                      (25.6)        (27.1)       (77.4)       (82.5)
                                                               -----         -----       ------       ------

Total corporate and other                                      (40.7)        (45.2)      (120.7)      (130.7)
                                                               -----         -----       ------       ------

EARNINGS FROM CONTINUING
   OPERATIONS BEFORE
   INCOME TAXES                                                $54.4         $49.1       $143.4       $175.8
                                                               =====         =====       ======       ======






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

Mead Reports Third Quarter 1999 Results (page 8)



                             STATEMENT OF CASH FLOWS
                        (All dollar amounts in millions)

                                                                                     Three Quarters Ended
                                                                                     --------------------
                                                                                      Oct 3,    Sept 27,
                                                                                        1999        1998
                                                                                        ----        ----
Cash flows from operating activities:
   Net earnings                                                                      $ 118.5     $  81.2
   Adjustments to reconcile net earnings to
     net cash provided by operating activities:
     Depreciation, amortization and depletion of property,
       plant and equipment                                                             198.2       192.0
     Depreciation and amortization of other assets                                      30.9        32.1
     Deferred income taxes                                                               7.1        28.4
     Investees - earnings and dividends                                                (13.3)        9.5
     Discontinued operations                                                                        28.0
     Other                                                                              11.0         9.2
   Change in current assets and liabilities:
     Accounts receivable                                                              (100.8)      (97.6)
     Inventories                                                                        39.6       (26.9)
     Other current assets                                                               10.1        (4.2)
     Accounts payable and accrued liabilities                                          (26.6)      (15.1)
   Cash (used in) discontinued operations                                                           (7.8)
                                                                                     -------     -------
     Net cash provided by operating activities:                                        274.7       228.8

Cash flows from investing activities:
   Capital expenditures                                                               (142.5)     (277.1)
   Additions to equipment rented to others                                             (24.0)      (23.7)
   Payment for acquired business                                                       (23.5)      (13.6)
   Proceeds from sale of assets                                                         21.4       262.5
   Other                                                                               (30.6)      (20.2)
                                                                                     -------     -------

     Net cash (used in) investing activities                                          (199.2)      (72.1)

Cash flows from financing activities:
   Additional borrowings                                                                15.0       140.5
   Payments on borrowings                                                              (23.4)     (200.6)
   Cash dividends paid                                                                 (49.1)      (49.8)
   Common shares issued                                                                 55.1        13.4
   Common shares purchased                                                             (36.1)      (51.5)
                                                                                     -------     -------

     Net cash (used in) financing activities                                           (38.5)     (148.0)
                                                                                     -------     -------

Increase in cash and cash equivalents                                                   37.0         8.7
Cash and cash equivalents at beginning of year                                         102.0        29.5
                                                                                     -------     -------
Cash and cash equivalents at end of third quarter                                    $ 139.0     $  38.2
                                                                                     =======     =======



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